File No. 70-9541


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


Application of Northeast Utilities,          )
The Connecticut Light and Power Company,     )
Public Service Company of New Hampshire,     )
Western Massachusetts Electric Company,      )
North Atlantic Energy Corporation,           )
NU Enterprises, Inc.,                        ) CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,                ) UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,       ) COMPANY ACT OF 1935
Select Energy, Inc.,                         )
Select Energy Services, Inc.,                )
Select Energy Contracting, Inc.,             )
Reeds Ferry Supply Co., Inc.,                )
on Form U-1

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the payment of dividends out of capital or unearned surplus and/or the repurchase of capital stock. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended December 31, 2003, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

     --------------------------------------------------------------------------
                                              As of December 31, 2003
     --------------------------------------------------------------------------
                                                  (Thousands of
                                                  -------------
                                                     Dollars)          %
                                                     --------        -----
     Common shareholders' equity:
       Common shares                              $   60,352           2.1%
       Capital surplus, paid in                      326,282          11.4
       Retained earnings                             311,793          10.9
                                                  ----------         -----
       Total common shareholders' equity             698,427          24.4
     Preferred stock                                 116,200           4.1
     Long-term and short-term debt                   921,274          32.2
     Rate reduction bonds                          1,124,779          39.3
                                                  ----------         -----
                                                  $2,860,680         100.0%
                                                  ==========         =====

     A common dividend of $30,055,320.90 was declared on December 17, 2003, and was paid to NU on December 31, 2003.

     Public Service Company of New Hampshire (PSNH)

     --------------------------------------------------------------------------
                                              As of December 31, 2003
     --------------------------------------------------------------------------
                                                  (Thousands of
                                                  -------------
                                                     Dollars)          %
                                                     --------        -----

     Common shareholders' equity:
       Common shares                              $     -              -  %
       Capital surplus, paid in                      156,438          11.8
       Retained earnings                             223,822          17.0
                                                  ----------        ------
       Total common shareholders' equity             380,260          28.8
     Long-term and short-term debt                   466,185          35.4
     Rate reduction bonds                            472,222          35.8
                                                  ----------         -----
                                                  $1,318,667         100.0%
                                                  ==========         =====

     A common dividend of $5,600,002.66 was declared on December 17, 2003, and was paid on December 31, 2003.

     Western Massachusetts Electric Company (WMECO)

     --------------------------------------------------------------------------
                                              As of December 31, 2003
     --------------------------------------------------------------------------
                                                  (Thousands of
                                                  -------------
                                                     Dollars)          %
                                                     --------        -----

     Common shareholders' equity:
       Common shares                              $   10,866            2.2%
       Capital surplus, paid in                       69,460           14.4
       Retained earnings                              71,677           14.8
                                                  ----------          -----
       Total common shareholders' equity             152,003           31.4
     Long-term and short-term debt                   198,602           41.1
     Rate reduction bonds                            132,960           27.5
                                                  ----------          -----
                                                  $  483,565          100.0%
                                                  ==========          =====

     A common dividend of $4,003,154.13 was declared on December 17, 2003, and was paid to NU on December 31, 2003.

     North Atlantic Energy Corporation (NAEC)

     --------------------------------------------------------------------------
                                              As of December 31, 2003
     --------------------------------------------------------------------------
                                                  (Thousands of
                                                  -------------
                                                     Dollars)          %
                                                     --------        -----

     Common shareholders' equity:
       Capital surplus, paid in                   $    1,000           19.3
       Retained earnings                               4,179           80.7
                                                   ----------          -----
     Total common shareholders' equity            $    5,179          100.0%
                                                  ==========          =====

     A common dividend of $16,000,000.02 was declared on December 17, 2003, and was paid to NU on December 31, 2003.

     There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of December 31, 2003, the senior secured (or, in the case of WMECO, senior unsecured) debt ratings issued by Standard and Poor's Corporation of CL&P, PSNH and WMECO are A-, BBB+ and BBB+, respectively. Each company represents that such ratings are "investment grade" ratings. NAEC does not presently have debt ratings of any kind.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

     NU represents that during the quarter ended December 31, 2003, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

                          Net cash          Net cash        Net cash
                           flows             flows           flows
              Cash      provided by/      provided by/      (used in)/
           beginning      (used in)         (used in)      provided by     Cash end
           of period      operating         investing       financing      of period
           10/1/2003     activities        activities      activities     12/31/2003
           ---------     ----------        ----------      ----------     -----------
                                      (Thousands of Dollars)
CL&P         $7,324       $23,668            $35,773        $(60,951)       $5,814
PSNH          5,782        32,026            (58,207)         23,136         2,737
WMECO             1         4,906             (8,472)          3,566             1
NAEC             84        (2,446)            18,362         (16,000)            -


                               SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    February 27, 2004